BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

June 4, 2019

Ms. Tabatha McCullom

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 25, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 6, 2019
File No. 001-14905

Dear Ms. McCullom:

The purpose of this letter is to respond to your letter dated May 9, 2019. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements

(15) Unpaid losses and loss adjustment expenses, page K-86

1. With respect to your Geico claims development table presented on page K-88, please tell us why you do not provide disaggregated claims development tables for auto liability and physical damage. In this regard, we note your disclosure on page K-87 that your estimates for liability coverage are more uncertain primarily due to the longer claim-tails, the greater chance of protracted litigation and the incompleteness of facts at the time the case estimate is first established. Please also provide us the information that would be provided in the separate tables for auto liability and physical damage, if available.

GEICO pays most physical damage claims shortly after the occurrence date. For the 2018 accident year, physical damage claims representing approximately 97% of physical damage incurred losses and ALAE (approximately $8.3 billion) were paid in 2018. On average, approximately 98% of physical damage incurred losses and ALAE are paid during the accident year. Unpaid physical damage losses and ALAE at December 31, 2018 were an insignificant component of GEICO’s consolidated unpaid losses and ALAE. While more uncertain than physical damage losses, approximately 96% of auto liability losses and ALAE incurred are normally paid within five years. As such, we did not believe that disclosing separate tables for GEICO’s physical damage and auto liability claims would provide more meaningful or useful information when compared to the combined tables disclosed in Note 15.

Supplemental unaudited average historical claims duration information based on the net incurred and paid losses and ALAE data by accident year follows. The percentages show the average portions of net losses and ALAE paid by each succeeding year, with year 1 representing the current accident year.

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
In Year	1	2	3	4	5
GEICO Consolidated *	61.7%	19.6%	8.1%	4.9%	2.8%
GEICO Physical Damage	97.9%	2.3%	-0.2%	0.0%	0.0%
GEICO Auto Liability	42.5%	28.9%	12.6%	7.5%	4.2%

*	As disclosed in Note 15 to the December 31, 2018 Consolidated Financial Statements. Provided for comparison.

Ms. Tabatha McCullom

Office of Healthcare and Insurance

United States Securities and Exchange Commission

As requested, GEICO’s incurred and paid losses and ALAE, net of reinsurance, are summarized by accident year below for physical damage and auto liability claims as of December 31, 2018. Dollars are in millions.

Physical Damage

Accident Year	Incurred losses and ALAE through December 31,					IBNR and Case Development Liabilities	Cumulative Number of Reported Claims (in thousands)
	2014*	2015*	2016*	2017*	2018
2014	$5,303	$5,224	$5,216	$5,218	$5,223	$4	5,878
2015		6,135	6,049	6,041	6,046	4	6,595
2016			7,079	6,982	6,992	8	7,201
2017				8,198	8,002	37	8,216
2018					8,345	321	8,451

	Incurred losses and ALAE				$34,608

	Cumulative Paid Losses and ALAE through December 31,
Accident Year
	2014*	2015*	2016*	2017*	2018
2014	$5,148	$5,242	$5,223	$5,220	$5,223
2015		5,958	6,067	6,044	6,050
2016			6,851	7,008	7,001
2017				7,870	8,030
2018					8,078

	Paid losses and ALAE				34,382

Net unpaid losses and ALAE for 2014 – 2018 accident years					226
Net unpaid losses and ALAE for accident years before 2014					(7)

Net unpaid losses and ALAE					$219

*	Unaudited supplemental information.

Ms. Tabatha McCullom

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Auto Liability

Accident Year	Incurred Losses and ALAE through December 31,					IBNR and Case Development Liabilities	Cumulative Number of Reported Claims (in thousands)
	2014*	2015*	2016*	2017*	2018
2014	$9,220	$9,196	$9,193	$9,215	$9,275	$137	2,097
2015		10,590	10,666	10,785	10,824	298	2,329
2016			11,800	12,184	12,149	783	2,431
2017				14,095	13,864	2,112	2,599
2018					15,383	4,217	2,517

	Incurred losses and ALAE				$61,495

Accident Year	Cumulative Paid Losses and ALAE through December 31,
	2014*	2015*	2016*	2017*	2018
2014	$3,981	$6,694	$7,806	$8,512	$8,914
2015		4,579	7,694	9,133	10,007
2016			5,069	8,716	10,330
2017				5,806	9,944
2018					6,218

	Paid losses and ALAE				45,413

Net unpaid losses and ALAE for 2014 – 2018 accident years					16,082
Net unpaid losses and ALAE for accident years before 2014					510

Net unpaid losses and ALAE					$16,592

*	Unaudited supplemental information

While we believe that the disclosures provided in Note 15 to the December 31, 2018 Consolidated Financial Statements were reasonable and informative, we intend to include separate disclosure of the physical damage and auto liability components of GEICO’s losses and ALAE data in future annual filings, in lieu of consolidated data. Pursuant to paragraph 944-40-50-4B of Accounting Standards Codification 944 Financial Services – Insurance, the disclosure about claims development by accident year should present information for the number of years for which claims incurred typically remain outstanding, but need not exceed 10 years. Substantially all of GEICO’s physical damage claims are paid within two years of the occurrence, including an average payout of 98% during the accident year. Therefore, data for the physical damage claims will be limited to no more than two years. The preceding table includes five years of data for illustrative purposes.

Ms. Tabatha McCullom

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Consolidated Financial Statements

Note 5. Equity method investments, page 9

2. We note that the carrying value of your equity method investment in Kraft Heinz exceeds its fair value by approximately $3.1 billion as of March 31, 2019. Please tell us how you considered the guidance in ASC 323-10-35-32 in determining that this loss in value of your investment was not other than temporary. In this regard, we acknowledge that the carrying value of your investment as of March 31, 2019 does not include your share of Kraft Heinz’s first quarter 2019 earnings/(losses) as they have not yet been reported. However, we also note that Kraft Heinz has yet to file their 2018 Annual Report and recently announced a restatement related to the 2016 and 2017 annual periods and 2018 quarterly periods. Please include an assessment of these factors as potential indicators of other-than-temporary impairment in your response.

In evaluating whether or not an impairment loss should be recognized as of March 31, 2019, Berkshire considered ASC 323-10-35-32, which provides:

“A loss in value of an investment that is other than a temporary decline shall be recognized. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. (Emphasis added) All are factors that shall be evaluated.”

Berkshire considered the following factors in assessing the excess of carrying value over fair value as of March 31, 2019:

•	The magnitude of the excess of carrying value over fair value and the length of time that such excess existed.

•	As of December 31, 2018, Berkshire’s carrying value of Kraft Heinz was $13.8 billion and market value was $14.0 billion ($43.04 per share).

•

Kraft Heinz shares traded at or above the year-end market price until February 22, 2019. On February 21, 2019, Kraft Heinz issued a press release containing unaudited year-end 2018 financial information. Kraft Heinz also disclosed that the Commission was investigating certain of its accounting and financial reporting practices. The market price of its common stock declined $13.23 per share on February 22 to $34.95 and the market price was $32.65 per share at the end of the first quarter. The fair value of Berkshire’s investment in Kraft Heinz as of March 31, 2019 was approximately $10.6 billion or 22% less than Berkshire’s carrying value of $13.7 billion.

•	Operating results of the investee.

•

In February 2019, Kraft Heinz disclosed a pre-tax loss of $14.4 billion (unaudited) for the fourth quarter of 2018, which included pre-tax intangible asset and goodwill impairment losses of $15.4 billion. For the 2018 year, Kraft Heinz disclosed an unaudited pre-tax loss of $11.3 billion, which included pre-tax intangible asset and goodwill impairment losses of $15.9 billion. The impairment charges recorded in 2018 appear to relate to the Kraft Foods Group acquisition in 2015. Pre-tax earnings in 2018 before impairment charges were $4.6 billion.

•	Kraft Heinz has not experienced a series of operating losses. Previously reported cumulative pre-tax earnings over the three years ending September 29, 2018 were approximately $14.7 billion.

•	Kraft Heinz disclosed its intentions to divest certain non-core businesses and to deleverage its balance sheet.

•	Kraft Heinz continues to own a large number of well-known products and brands that we believe will produce considerable earnings in the future.

•

Kraft Heinz reduced the quarterly dividend on its common stock from $0.625 to $0.40 per share in 2019. In the first quarter of 2019, Berkshire received a dividend of approximately $130 million from Kraft Heinz. While lower than in recent years, such dividends are significant and demonstrate Kraft Heinz’s ability to generate cash flow in the future.

Ms. Tabatha McCullom

Office of Healthcare and Insurance

United States Securities and Exchange Commission

•	Ability and intent to hold until recovery.

•

Berkshire has not disposed of any shares of Kraft Heinz common stock and currently has no intention to do so. Berkshire also has the ability to hold its Kraft Heinz shares until fair value recovers and exceeds carrying value.

For these reasons, we concluded that as of March 31, 2019, the excess of carrying value over fair value of Berkshire’s investment in Kraft Heinz common stock was, in our judgment, temporary and that no impairment loss should be recorded in Berkshire’s first quarter 2019 financial statements. While we concluded that recognition of an impairment loss was not required at March 31, 2019, we may determine that an impairment loss will be required in a subsequent accounting period. Such determination will be based on the prevailing facts and circumstances, including those related to Kraft Heinz’s reported results and disclosures, as well as from changes in the market price of its common stock.

As noted by the Commission, Kraft Heinz has not yet released its audited financial statements for 2018 and its financial results for the first quarter of 2019 were not available to Berkshire. As disclosed in Berkshire’s March 31, 2019 Form 10-Q, Berkshire will record its share of Kraft Heinz’s earnings (or losses) and other comprehensive income for 2019 as well as its share of the cumulative impact on earnings from the expected restatements by Kraft Heinz of certain of its prior year financial statements in the period such information becomes available. On May 6, 2019, Kraft Heinz filed a Form 8-K, which contained the information summarized below.

•

Kraft Heinz disclosed its intention to restate its financial statements from 2016 through 2018. In that disclosure, Kraft Heinz provided the preliminary financial statement effects of those restatements, which produced an aggregate reduction in net income of $62 million over that three-year period. Based on that disclosure, we believe Berkshire’s equity method share of these preliminary adjustments are quantitatively immaterial to Berkshire’s consolidated financial statements.

•	Kraft Heinz also disclosed that it expected to report two or more material weaknesses in internal control over its financial reporting.

This information, as well as other available information, will be considered in the future impairment evaluations.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours, BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg Senior Vice President – Chief Financial Officer

cc:	Angela Connell, United States Securities and Exchange Commission
Daniel J. Jaksich, Vice President-Controller